EX-99

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES SPECIAL GENERAL MEETING OF

SHAREHOLDERS ON APRIL 2, 2008

Tel Aviv, February 25, 2008 - Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) today announced that it will hold a Special General Meeting of Shareholders at 3.00 pm, Israel time, on April 2, 2008, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.

At the shareholders meeting, the shareholders will be asked to approve an amendment to the terms of conditions of employment of Yair Cohen, a Vice-President of the Company. This matter is being brought to the shareholders for approval solely due to the fact that it relates to an interested party transaction under Israeli Companies Law, the details of which will be set forth in the proxy statement to be published by the Company.

     Shareholders of record at the close of business on March 3, 2008 shall be entitled to notice of, and to vote at, the shareholders meeting. The Company expects to mail a detailed notice and proxy statement to its shareholders on or about March 6, 2008 at which time the detailed notice and proxy statement will also be made available at no charge on the U.S. Security and Exchange Commission’s website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and clean technology. For further information, please visit www.elron.com

Company Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.